April 17, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mengyao Lu

Cara Lubit

Re: National Bank Holdings Corporation

Form 10K for Fiscal Year Ended December 31, 2024

File No. 001 – 35654

Dear U.S. Securities and Exchange Commission:

This letter response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated April 9, 2025 (the “Comment Letter”) regarding the above-referenced filing on Form 10-K (the “10-K”) of National Bank Holdings Corporation (the “Company”).

Form 10-K for Fiscal Year Ended December 31, 2024

Tangible Common Book Value Ratios, page 47

We note your presentation, here and in Exhibit 99.1 of your earnings release 8-K dated January 22, 2025, of non-GAAP measures “tangible common book value, excluding accumulated other comprehensive loss, net of tax” and “tangible common book value per share, excluding accumulated other comprehensive loss, net of tax.” These measures exclude the impact of accumulated other comprehensive income / loss (“AOCI/L”) and represent individually tailored accounting measures, given that the adjustments to exclude AOCI have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Please remove the presentation of these non-GAAP measures from your future filings. Refer to Question 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

Response: The Company respectfully advises the Staff that it will remove the non-GAAP measures “tangible common book value, excluding accumulated other comprehensive loss, net of tax” and “tangible common book value per share, excluding accumulated other comprehensive loss, net of tax” in future filings beginning with Exhibit 99.1 of our first quarter 2025 earnings release 8-K.

In addition, we hereby acknowledge that we are responsible for the adequacy and accuracy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the response provided herein, please call me at (720) 554 -6640.

Sincerely,

/s/ Nicole Van Denabeele
Nicole Van Denabeele
Chief Financial Officer